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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



 Date of Report (Date of earliest event reported): September 14, 2000
                                                  --------------------

                         VERONEX TECHNOLOGIES, INC.
                        ---------------------------
           (Exact name of registrant as specified in its charter)


British Columbia, Canada           #0-13967                  95-4235375
----------------------------       --------                 ------------
(State of other jurisdiction       (Commission             (IRS Employer
 of incorporation)                  File Number)        Identification No.)


#1505 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
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   (Address of principal executive offices)                   (Zip Code)


Registrant's telephone number, including area code:        (604) 647-2225
                                                           ---------------

                                    N/A
 -------------------------------------------------------------------------
      (Former name or former address, if changed since last report)


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Item 1 -  Changes in Control of Registrant
------------------------------------------
N/A.

Item 2 - Acquisition or Disposition of Assets
---------------------------------------------

N/A.

Item 3 - Bankruptcy or Receivership
-----------------------------------

N/A.


Item 4 - Changes in Registrant's Certifying Accountant
------------------------------------------------------

N/A.


Item 5 - Other Events
---------------------

The Board of Directors of Veronex Technologies, Inc. (OTCBB:VXTK) ("Veronex") announced its inability to release the financial statements for the year ended February 29, 2000 and the three month period ended May 31, 2000 in a timely fashion due to the unexpected demise of the auditor. The financial statements for the year ended February 29, 2000 and the three month period ended May 31, 2000 are required to be audited and the field auditor who performed the audit became ill in August and unfortunately passed away on Friday, September 8, 2000.

Consequently, Veronex will not be able to release the audited financial statements until such time as a new auditor has been engaged. The Company is working diligently to engage a new auditor and anticipates that the engagement will be accomplished in due course.

As a result of not meeting the reporting requirements of the United States Securities & Exchange Commission, the National Association of Securities Dealers will append an "e" to our trading symbol. This "e" will be removed once all reporting requirements have been met.

Item 6 - Resignations of Registrant's Directors
-----------------------------------------------
N/A.

Item 7 - Financial Statements and Exhibits
------------------------------------------
News Release dated September 14, 2000.

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VERONEX TECHNOLOGIES, INC.
--------------------------------------------------------------------------
Symbol:  OTCBB:  VXTK
                                           #1505   800 West Pender Street
                                        Vancouver, B.C., Canada   V6C 2V6
                                                 Telephone:(604) 647-2225
                                                       Fax:(604) 647-2226



September 14, 2000
                                NEWS RELEASE
                               -------------

The Board of Directors of Veronex Technologies, Inc. (OTCBB:VXTK) ("Veronex") announced its inability to release the financial statements for the year ended February 29, 2000 and the three month period ended May 31, 2000 in a timely fashion due to the unexpected demise of the auditor. The financial statements for the year ended February 29, 2000 and the three month period ended May 31, 2000 are required to be audited and the field auditor who performed the audit became ill in August and unfortunately passed away on Friday, September 8, 2000.

Consequently, Veronex will not be able to release the audited financial statements until such time as a new auditor has been engaged. The Company is working diligently to engage a new auditor and anticipates that the engagement will be accomplished in due course.

As a result of not meeting the reporting requirements of the United States Securities & Exchange Commission, the National Association of Securities Dealers will append an "e" to our trading symbol. This "e" will be removed once all reporting requirements have been met.


                                        ON BEHALF OF THE BOARD OF DIRECTORS
                                             VERONEX TECHNOLOGIES, INC.



                                              /S/ David A. Hite
                             ----------------------------------------------
                             David A. Hite, CEO, CFO, President & Director

For more information please contact:

     Veronex Technologies, Inc. at its WEB Site at http://www.veronex.com or call David A. Wooldridge at (714)668-0100 or FAX (714)668-0680.


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                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   VERONEX TECHNOLOGIES, INC.



Date: September 18, 2000                            /S/ David A. Hite
                                                    -----------------------
                                                             David A. Hite
                                                   Chief Executive Officer






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